25002006

SEC Mail Processing
MAR 0 3 2025
Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

*

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tradelink Securities L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

New World Tower, 100 N Biscayne Blvd. Suite 1315
(No. and Street)

Miami	Florida	33132
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Harlan Moeckler	(312)264-2124	harlan@trdlnk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 S Wacker Drive, Suite 3000	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TradeLink Securities L.L.C.

Financial Report
December 31, 2024

Filed as PUBLIC information pursuant to Rule 17-a5(d)
under the Securities Exchange Act of 1934.

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tradelink Securities L.L.C., as of 12/31, 2 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TERRY JOHN REGAS
Notary Public - State of Michigan
County of Cass
My Commission Expires Apr 28, 2031
Acting in the County of Cass

2/26/25

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Manager of TradeLink Securities L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradeLink Securities L.L.C. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
February 27, 2025

TradeLink Securities L.L.C.

Statement of Financial Condition
December 31, 2024

Assets	
Cash	$ 367,450
Receivable from broker-dealers, net	74,334,016
Receivable from clearing organizations, net	2,511,016
Financial instruments owned, pledged as collateral, at fair value	42,550,393
Other assets	147,698
Total assets	$ 119,910,573
Liabilities and Member's Equity	
Liabilities:	
Financial instruments sold, not yet purchased, at fair value	$ 30,786,770
Due to member	34,225,000
Accounts payable and accrued expenses	107,563
	65,119,333
Member's Equity	54,791,240
Total liabilities and member's equity	$ 119,910,573

See Notes to Financial Statement.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: TradeLink Securities L.L.C. (the Company), is a registered securities broker-dealer under the Securities Exchange Act of 1934, buying, selling, and dealing as a principal in securities and derivatives for its own account. The Company also conducts business as a market maker in securities. The Company does not trade or hold assets on behalf of customers and effects transactions only with other registered broker-dealers. The Company utilizes clearing brokers and clears a portion of the securities it trades as a "market maker" through the Depository Trust Company (DTC). The Company is a member of the National Securities Clearing Corporation (NSCC) and is approved to self-clear under Rule 2A of the NSCC's Rules and procedures. The Company's designated examining authority is FINRA (Financial Industry Regulatory Authority).

The Company commenced operations as of October 7, 2004 and will continue in existence until dissolved in accordance with the provisions of its operating agreement or the Delaware Limited Liability Company Act.

The Company is managed by TLS Advisors L.L.C. and is wholly-owned by Tripletail Capital Management L.P. TLS Advisors L.L.C. is the General Partner of Tripletail Capital Management L.P.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Financial instruments and receivable from broker-dealers and clearing organizations: Transactions in securities, debt, and derivative financial instruments are recorded at fair value, and their related expenses on a trade date basis. Receivables and payables relating to trades pending settlement are netted by broker-dealer and clearing organization in receivable from clearing brokers and clearing organizations, net in the statement of financial condition. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Interest and dividends: Interest income and expense are recognized under the accrual basis. Dividend income and expense are recognized on the ex-dividend date.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income and expense items are translated at average rates of exchange for the year.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's member is separately liable for income taxes on the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2024, management has determined that there are no material uncertain income tax positions. The Company's sole member files income tax returns in U.S. federal and state jurisdictions. The Company is generally not subject to examination by United States federal or state taxing authorities for tax years before 2021.

Note 1. Nature of Operations and Significant Accounting (Continued)

Segment reporting: The Company is engaged in a single line of business as a securities broker-dealer, namely trading financial instruments for its own account. The measure of segment assets is reported on the statement of financial condition as total assets. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly to determine how to reinvest trading profits, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute them to its sole owner. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Credit losses on financial assets: The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include receivables from broker-dealers and clearing organizations. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect collectability of the reported amounts. Due to the short duration of the receivables and the creditworthiness of the counterparties, there are no material credit losses related to these financial assets as of December 31, 2024.

Recently adopted accounting pronouncements: On November 27th, 2023, the FASB issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Company adopted this ASU effective January 1, 2024.

On June 30, 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The company adopted this ASU effective January 1, 2024. There was no material impact on the financial statements.

Note 2. Receivable from Broker-Dealers and Clearing Organizations

Receivable from broker-dealers, at December 31, 2024, consists of the following:

	Receivable
Cash and unsettled activity	$ 74,288,722
Accrued interest and dividend income, net	45,294
	$ 74,334,016

Receivable from clearing organizations, at December 31, 2024, consists of the following:

	Receivable
Cash	$ 2,225,595
Deposit	285,421
	$ 2,511,016

Cash and financial instruments owned, and on deposit, at the Company's clearing brokers collateralize financial instruments sold, not yet purchased, and amounts payable to the clearing broker, if any, and may serve to satisfy broker's or clearinghouse's margin requirements.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

Equities, exchange-traded funds, equity options, and money market funds that trade in active markets are valued using quoted market prices or exchange settlement prices and are classified within Level 1 of the fair value hierarchy.

Total return swaps and corporate term loans are categorized within Level 2 of the fair value hierarchy. These are traded in active over-the-counter (OTC) markets, and are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations, or alternative pricing sources. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products can be modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets.

Government securities, which include off-the-run United States treasury securities, are categorized in Level 2 of the fair value hierarchy. Off-the-run treasury securities are bills, bonds, and notes that were issued before the most recent issue and are still outstanding.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

		Fair Value Measurements Using	
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)
Assets:			
Financial instruments owned:			
Equity securities	$ 34,191,676	$ 34,191,676	$ -
Government securities	2,068,454	-	2,068,454
Exchange-traded funds	297,160	297,160	-
Money market funds	4,849,112	4,849,112	-
Corporate term loans	1,143,991	-	1,143,991
Total assets	$ 42,550,393	$ 39,337,948	$ 3,212,445
Liabilities:			
Financial instruments sold, not yet purchased:			
Equity securities	$ 28,423,363	$ 28,423,363	$ -
Total return swaps	292,067	-	292,067
Exchange-traded funds	688	688	-
Equity options	2,070,652	2,070,652	-
Total liabilities	$ 30,786,770	$ 30,494,703	$ 292,067

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Substantially all of the Company's other assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 4. Derivative Instruments

The Company trades derivative financial instruments including exchange-traded futures, options on equities, currency forwards, and equity swaps traded OTC. These derivative contracts are recorded on the statement of financial condition in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value. The Company has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

Note 4. Derivative Instruments (Continued)

As of December 31, 2024 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Underlying Risk	Investment Type	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Equity price	Total return swaps	Financial instruments sold, not yet purchased	$ -	$ (292,067)	$ (292,067)
Equity price	Equity options	Financial instruments sold, not yet purchased	-	(2,070,652)	(2,070,652)
Total asset and liabilities derivatives			$ -	$ (2,362,719)	$ (2,362,719)

As of December 31, 2024, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following tables provide disclosure regarding the potential effect of offsetting of recognized derivative instruments presented in the statement of financial condition as of December 31, 2024:

Description	Gross Amounts of Recognized Assets (Liabilities)	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition
Total return swaps - liabilities	$ (292,067)	$ -	$ (292,067)
Total	$ (292,067)	$ -	$ (292,067)

Counterparty	Net Amounts Presented in the Statement of Financial Condition	Offsetting Swap Asset	Cash Collateral on Deposit	Net Amount
Counterparty A: Total return swaps - liabilities	$ (254)	$ -	$ 254 *	-
Counterparty B: Total return swaps - liabilities	(1,703)	-	1,703 *	-
Counterparty C: Total return swaps - liabilities	(290,110)	-	290,110 *	-
Total	$ (292,067)	$ -	$ 292,067	$ -

* Represents the portion of cash on deposit collateralizing open positions.

Note 5. Related-Party Transactions

Pursuant to a facilities management agreement dated January 1, 2024, TLS Advisors L.L.C. provided for the use of human resources, technology, occupancy, and additional resources to the Company.

The Company reimburses TLS Advisors L.L.C. for direct operating expenses incurred and paid on behalf of the Company. In addition, the Company is reimbursed for expenses paid on behalf of TLS Advisors L.L.C. As of December 31, 2024, $9,233 remained receivable from TLS Advisors L.L.C. and is reflected in other assets in the statement of financial condition.

"Due to member" is a liability of the Company arising from non-interest-bearing cash deposits made by the sole member of the Company. These deposits are included in the Company's aggregate indebtedness, pursuant to Rule 15c3-1 of the Securities Exchange Act (SEA). As of December 31, 2024, there was $34,225,000 due to the member and is reflected in the statement of financial condition.

Note 6. Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. Contingencies

The company is subject to certain legal, regulatory, and arbitration proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, in connection with its proprietary market making and trading activities, enters into transactions in a variety of securities, commodities, and foreign exchange and derivative financial instruments. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics. Generally, these derivative financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market value of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

The Company sells financial instruments it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2024, at the fair values of the related financial instruments and would incur a loss if the fair values of the financial instruments were to increase subsequent to December 31, 2024.

For OTC Swaps, the Company is required to post collateral with each OTC Counterpart and has the obligation to post additional funds given losses or other events as defined in the respective Master ISDA. Additionally, either counterparty may immediately terminate a given contract by trade or notification, and the contracts can also be terminated if either the Company or Counterparty experiences a "termination event" as defined in the respective Master ISDA.

Credit risk: The Company also enters into various transactions with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Concentration of credit risk: The Company clears the majority of its trades through a limited number of broker-dealers. This can and often does result in concentrations of credit risk with one or more of these broker-dealers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 9. Net Capital Regulatory Requirements

Pursuant to Rule 15c3-1 of the SEA, the Company is required to maintain "net capital" of the greater of (1) $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date, (2) 6-2/3 percent of "aggregate indebtedness," or (3) $100,000. The rule requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 and also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Additionally, as a participant in the DTC, the Company's excess net capital must exceed $500,000.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2024, the Company had net capital of $36,554,576 and net capital requirements of $2,288,825, as in accordance to Rule 15c3-1. The Company's aggregate indebtedness to net capital ratio was 0.9392 to 1. The net capital rules may effectively restrict the withdrawal of member equity.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. Subsequent to year-end, the Company returned $550,000 of deposits to its sole member.